ASPEN AEROGELS, INC.

30 Forbes Road, Building B

Northborough, Massachusetts 01532

(508) 691-1111

May 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenna Hough

Re:	Aspen Aerogels, Inc.

Registration Statement on Form S-3

Filed May 2, 2024

File No. 333-279072 (the “Registration Statement”)

Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Aspen Aerogels, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Friday, May 10, 2024, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact John T. Rudy or Nishant M. Dharia of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-3050 or (212) 692-8174 with any questions regarding this request.

Sincerely,

ASPEN AEROGELS, INC.

/s/ Ricardo C. Rodriguez
Ricardo C. Rodriguez Chief Financial Officer

cc:	Aspen Aerogels, Inc.
Virginia H. Johnson, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
John T. Rudy, Esq.
Nishant M. Dharia, Esq.